Eaton Vance Management

Two International Place

Boston, MA  02110

(617) 482-8260

www.eatonvance.com

March 29, 2017

VIA EDGAR

Lisa Larkin

U.S. Securities and Exchange Commission (the “SEC”)

100 F. Street, N.E.

Washington, D.C. 20549

Re:

Eaton Vance Tax-Managed Buy-Write Income Fund (“Tax-Managed Buy-Write Income Fund”) and Eaton Vance Tax-Managed Buy-Write Opportunities Fund (“Tax-Managed Buy-Write Opportunities Fund”), (each a “Fund” and together the “Funds”) (File Nos. 811-21676 and 811-21735, respectively)

Ms. Larkin:

This letter responds to comments provided telephonically to the undersigned on December 12, 2016 regarding the registration statement of each Fund on Form N-2 filed on November 10, 2016 (the “Filing”).  The comments and the Funds’ responses are set forth below.

Website

1.

Comment:  In the Funds’ fact sheets and website information, ensure that whenever the distribution rate is discussed, the estimated return of capital portion is identified. Specific examples cited were the “Overview” section of the Funds’ websites where the Distribution Rate at NAV is displayed, as well as the Distribution History on the fact sheets, which are also available on the Funds’ websites under the “Literature” section.

Response: The “Performance” section of each Fund’s webpage includes extensive information about the Fund’s distribution rate and includes the following additional information:

The Fund has adopted a policy to pay common shareholders a stable monthly distribution, and may pay distributions consisting of amounts characterized for federal income tax purposes as qualified and non-qualified ordinary dividends, capital gains distributions and non-dividend distributions, also known as return of capital.

This disclosure is accompanied by a link to the Fund notices that accompany each distribution that reflect the estimated sources of Fund distribution amounts.  These notices are required by the exemptive order obtained by the Funds under Section 19 of the Investment Company Act of 1940, as amended (the “Order”).  Each Fund’s webpage also includes a “Performance” section that includes information about the tax character of each distribution for each completed calendar year of the Fund’s operations.   Each Fund’s fact sheet includes the following disclosure concerning the Fund’s distribution rate:

Fund currently makes distributions in accordance with a managed distribution plan. Distributions may include amounts characterized for federal income tax purposes as ordinary dividends (including qualified dividends), capital gain distributions and nondividend distributions, also known as return of capital distributions. Return of capital distribution may include a return of some or all of the money that an investor invested in Fund shares. With each distribution, the Fund issues a notice to shareholders and a press release containing information about the amount and sources of the distribution and related information. Notices and press releases for the last 24 months are available on our website (http://funds.eatonvance.com/19a-Fund-Distribution-Notices.php). The amounts and sources of distributions are only estimates and are not provided for tax reporting purposes. Fund reports the character of distributions for federal income tax purposes each calendar year on Form 1099-DIV. In recent years, a significant portion of the Fund's distributions has been characterized as return of capital.

The foregoing disclosures are consistent with the requirements of the Order and the Funds do not believe any additional disclosures are required.

Registration Statement

2.

Comment:  Each Fund’s investment objectives and policies state that “the fund will seek to generate current earnings” through certain investment techniques.  Please clarify whether “current earnings” is the same as “income.”

Response:  “Current earnings” refers to the option premiums that the Fund receives from selling call options and, to a lesser extent, stock dividend payments received by the Fund from its stock holdings.  The Fund distributes its current earnings to its shareholders in the form of “income”.

3.

Comment:  Please ensure the SEC contact information included in the filing, such as the phone number, zip code and extension, is updated and accurate in each filing.

Response:  The SEC contact information has been updated in each filing accordingly.

4.

Comment:  Each Fund’s investment objective indicates that the Fund’s primary investment objective is to provide current income and gains, with a secondary objective of capital appreciation.  Please clarify how current income and capital appreciation differ from capital gains, or how they have a role within the Fund’s tax-managed strategy.

Response:  Current income and capital appreciation differ from “capital gains” in that “current income” refers to the Fund’s distributable earnings from option premium and dividends, and “capital appreciation” refers to the increase in value the Fund may realize on its portfolio of stocks.  “Capital gains” refers to the tax treatment of the Fund’s net realized short- and long-term gains on its investments (including gains on option positions and gains on the sale of portfolio investments in excess of capital loss and income from certain hedging transactions, less all expenses).

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5.

Comment:  Please provide an explanation of “tax-loss harvesting,” as included in each Fund’s Investment Selection Strategies.

Response:  “Tax-loss harvesting” refers to a common tax-management technique where a Fund will periodically sell securities that have depreciated in value to realize capital losses that can be used to offset capital gains realized by the Fund on other holdings.    Disclosure to this effect is included added to each Fund’s prospectus under “Investment Selection Strategies.”

6.

Comment:  Each Fund’s Investment Selection Strategies indicate that “by complying with the applicable holding period and other requirements while engaging in dividend capture trading, the Fund may be able to enhance the level of tax-advantaged dividend income it receives because it will receive more dividend payments qualifying for favorable treatment during the same time period than if it simply held its portfolio stocks. The use of dividend capture trading strategies will expose the Fund to increased trading costs and potentially higher short-term gain or loss.”

Please confirm whether there is a planned maximum portfolio turnover rate for each Fund, which, if exceeded, would render the tax-managed portion of the strategy disadvantages or not feasible.

Response:  There is no planned maximum portfolio turnover rate for either Fund.

7.

Comment:   As the terms of each offering are not yet finalized, please provide an undertaking that the Funds will file an unqualified legality opinion and related consent of counsel, consistent with the views set forth in Staff Legal Bulletin No. 19.  Please file both the unqualified legality opinion and consent of counsel as exhibits with the next Post-Effective Amendment.

Response:  The Funds so confirm, and have submitted to be filed with the next Post-Effective Amendment a legality opinion and consent of counsel, as requested.

8.

Comment:  Please include the form-of prospectus supplement to be used by each Fund when offering its common shares in the definitive filing.

Response:  A form-of prospectus supplement to be used in connection with the offering of each Fund’s common shares has been filed along with each Fund’s registration statement.

9.

Comment:  Pursuant to an exemptive order issued by the SEC, the Funds are authorized to distribute long-term capital gains to shareholders more frequently than once per year. Please clarify the conditions that would lead a Fund to distribute long-term capital gains to shareholders more frequently than once per year.

Response: Pursuant to the managed distribution plan adopted by each Fund, the Fund makes monthly cash distributions to its shareholders, stated in terms of a fixed amount per common share. The monthly distributions may include non-qualified dividends (taxable at ordinary income rates), qualified dividends and long-term capital gains (each taxable at long-term capital gains rates) or return of capital (not currently taxable). The tax character of a Fund’s distributions will be determined at year end, and as such the character of any particular distribution may include long-term capital gains.

10.

Comment:  If applicable, please include corresponding investment strategy disclosure for “Risks of “growth” stock investing” for Tax-Managed Buy-Write Opportunities Fund.

Response:  The requested disclosure has been added to the Fund’s Investment Objectives and Policies.

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11.

Comment:  Please consider whether updates are required to each Fund’s “Foreign securities risk” in order to address recent conditions associated with “Brexit.”

Response:  The Funds believe that the disclosure contained under “Risk Considerations - Foreign securities risk” addresses the impact of political, economic and market developments abroad on the foreign securities in which the Funds invest. As such, no additional disclosure has been added.

12.

Comment: If applicable, please include corresponding investment strategy disclosure for “Technology risk” for Tax-Managed Buy-Write Opportunities Fund.

Response:  The requested disclosure has been added to the Fund’s Investment Objectives and Policies.

13.

Comment:  Pursuant to Item 3, Section 6 of Form N-2, disclose in a footnote to the fee table that “Other Expenses” are based on estimated amounts for the current fiscal year.

Response:  Because each Fund has an operating history. “Other Expenses” are actual expenses for the Fund’s most recent fiscal year end. As a result, no revisions to the disclosure have been incorporated.

14.

Comment:  Please confirm the financial highlights cover the appropriate period(s) pursuant to Section 10(a)(3) of the Securities Act of 1933.

Response: The Funds so confirm.

15.

Comment:  Please include the appropriate table pursuant to Item 10, paragraph 5 of Form N-2, regarding Outstanding Securities.  Please provide an explanation if the required table will not be included.

Response:  The table, as required by Item 10, paragraph 5 of Form N-2, has been included in the Funds’ registration statements.

16.

Comment:  The Funds may engage in total return swaps. When a Fund does engage in total return swaps, an appropriate amount of segregated assets must be set aside. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission issued a proposed rule and, prior to that, a concept release exploring issues relating to the use of derivatives by funds, including whether market practices involving derivatives are consistent with the leverage provisions of the 1940 Act. See Investment Company Act Release No. 31933 (Dec. 11, 2015) and Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Funds operate.

Response:  The Funds acknowledge this comment.

17.

Comment:  The filing indicates that the fee paid to Eaton Vance is calculated on the basis of the Fund’s average daily gross assets.  Please differentiate “average daily gross assets” from “daily net assets.”

Response:  Because each Fund does not currently employ leverage and has no current plans to do so in the future, the fee is currently based on the net assets of each Fund.

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18.

Comment:  Pursuant to Item 9(1)(b)(4) of Form N-2, please confirm that a discussion regarding the Boards’ approval of investment advisory contracts are available in each Fund’s annual or semi-annual report, as applicable.

Response:  The Funds so confirm.

19.

Comment:  Please include the sub-advisory fees for the past three years in the Funds’ Statement of Additional Information.

Response:  The sub-advisory fees for the past three years have been included in each Fund’s Statement of Additional Information.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-7831.

Very truly yours,

/s/ Kimberly McGinn

Kimberly McGinn

Assistant Vice President

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